UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock Exchange Announcement

CADELER A/S: Notification of major holdings following the sale of existing shares in Cadeler A/S

THE INFORMATION CONTAINED HEREIN IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN ANY JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES REFERRED TO HEREIN, IN OR INTO ANY JURISDICTION WHERE SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION

Copenhagen, 6 June, 2024: Cadeler A/S (OSE: CADLR, NYSE: CDLR) (“Cadeler”) hereby announces that it has received information that Swire Pacific Limited has agreed to sell 12,353,125 existing shares in Cadeler, equivalent to 3.5% of the existing shares outstanding in Cadeler, to institutional investors at a price of 64 NOK per share (the “Transaction”). Accordingly, Cadeler hereby announces that it has received the following major shareholder notification pursuant to Section 38 of the Danish Capital Markets Act and section 55 of the Danish Companies Act, respectively, regarding direct and indirect holdings of shares in Cadeler. Swire Pacific Limited’s shareholding in Cadeler has changed as a consequence of Swire Pacific Limited’s disposal of 12,353,125 shares held in Cadeler. Swire Pacific Limited has informed that it has undertaken a 30-day lock-up in connection with the Transaction.

Following the transaction, Swire Pacific Limited’s total shareholding in Cadeler is 17,510,330 shares, corresponding to 4.99% of the total share capital and voting rights.

Swire Pacific Limited is a limited liability company organised under the laws of Hong Kong under the registration number 1679 with its registered address at 33rd Floor, One Pacific Place, 88 Queensway, Hong Kong. Swire Pacific Limited is not ultimately controlled by any natural person or legal entity. DNB Markets, a part of DNB Bank ASA has acted as sole Bookrunner in connection with the Transaction.

For further information, please contact:
Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a key supplier of offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, solely operating in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver exceptional services to the industry. Cadeler is committed to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (ticker: CADLR) and the New York Stock Exchange (ticker: CDLR). For more information, please visit www.cadeler.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2024	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

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